February 6, 2009
Ms. Janice McGuirk
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Dear Ms. McGuirk:
We have received your letter dated January 29, 2009. As we discussed on February 5, 2009, given that we are in the midst of our year-end closing procedures, we have requested and you have consented to our responding on or before March 2, 2009. Thank you very much.
Sincerely,
/s/ Carol Stone
Carol Stone
Senior Vice President, Finance